Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, March 31, 2025

FAIRFAX ANNOUNCES HYBRID ANNUAL SHAREHOLDERS’ MEETING DETAILS

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces additional details regarding its upcoming hybrid annual shareholders’ meeting. As disclosed in our annual meeting materials and on our website, the hybrid meeting will be held both in-person and virtually on April 10, 2025 and will commence at 9:30 a.m. Eastern Time, with the formal annual meeting and a presentation by Prem Watsa, Fairfax’s Chairman and CEO, followed by a Q&A session, all of which will be webcast in real time. Following are additional details on how to access this webcast and to submit questions in advance for the Q&A session.

Registered shareholders and duly appointed proxyholders will be able to attend and vote at the hybrid meeting both in-person and virtually through a web-based platform at https://meetings.lumiconnect.com/400-001-692-242. Shareholders attending virtually are encouraged to access the webcast of the meeting early, access for which will commence at 8:30 a.m. Eastern Time on Thursday, April 10, 2025. Additional instructions may be found in Fairfax’s management proxy circular as well as in our virtual AGM user guide which has been posted on our website at: https://www.fairfax.ca/wp-content/uploads/2025/03/FFHL-LUMI-Virtual-Meeting-Guide-FINAL.pdf. Shareholders are encouraged to vote by proxy in advance of the meeting by one of the methods described in the management proxy circular.

Questions can also be submitted in advance of the annual shareholders meeting by e-mailing them to FairfaxAGM2025@shareholderservices.ca by no later than 12:00 p.m. Eastern Time on April 8, 2025. These questions, in addition to those being sent live through the platform during the meeting, will be received by Fairfax’s moderator, Jeff Stacey, Chairman and CEO, Stacey Muirhead Capital Management Ltd., who will facilitate the Q&A session.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:        John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946